Exhibit 99.3         Management's Discussion and Analysis

              The following Management's Discussion and Analysis ("MD&A") of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018, the related notes contained therein as well as the 2018 MD&A. This MD&A has been approved by our Board of Directors (the "Board") and is dated April 9, 2020. Additional information relating to Gold Reserve, including its Annual Information Form, is available under the Company's profile on SEDAR at www.sedar.com.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7537 and 0.7716, respectively, and the exchange rate at the end of each such period equaled 0.7715 and 0.7329, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this MD&A contains both historical information and "forward-looking information" (within the meaning of applicable Canadian securities laws) or "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein, many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

●        risks associated with sanctions imposed by the U.S. and Canadian governments targeting the Bolivarian Republic of Venezuela ("Venezuela") (the "Sanctions"):

-        Sanctions imposed by the U.S. government generally block all property of government and prohibit the Company and its U.S. directors, management and employees from dealing with the Venezuelan government and state-owned/controlled entities, entering into certain transactions, dealings with Specially Designated Nationals ("SDNs") and targets corruption in, among other identified sectors, the gold sector of the Venezuela economy,

-        Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law),

-        the Sanctions are expected to continue to adversely impact our ability to receive the remaining funds owed by Venezuela and our ability to finance, develop and operate the Siembra Minera Project;

●        risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company may request in the future to engage in certain Venezuela-related transactions;

Exhibit 99.3    Management’s Discussion & Analysis - Page 1

●        risks associated with the Company's inability to access amounts held in the trust account (the "Trust Account") for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank")  which have been blocked as a result of the U.S. Treasury Department's Office of Foreign Assets Control designation of Bandes Bank as a SDN pursuant to an Executive Order;

●        risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement (as defined herein);

●        risks associated with Venezuela's failure to honor its commitments associated with the formation and operation of Siembra Minera (as defined herein) and risks associated with the ability of the Company and Venezuela to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project (as defined herein), (ii) complete any additional definitive documentation and finalize the remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;

●        risks associated with the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States) recognizing a presidency and government with respect to Juan Guaidó instead of Nicolás Maduro (and vice versa), including associated challenges as to governing and decision-making authority related thereto, and the U.S. Government's recent indictment of Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking;

●        risks associated with the collection of the International Centre for the Settlement of Investment Disputes ("ICSID") judgment (the "Award") and substantial concentration of our operations and assets in Venezuela which are and will continue to be subject to risks specific to Venezuela, including the effects of political, economic and social developments, social instability and unrest; international response to Venezuelan domestic and international policies; Sanctions by the U.S. or Canadian governments or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or a future administration;

●        risks that any future Venezuelan administration will fail to respect the agreements of the prior administration;

●        risks associated with our ability to resume our efforts to enforce and collect the Award, including the associated costs of enforcement and collection effort and the timing and success of that effort, if Venezuela fails to honor its commitments pursuant to the Settlement Agreement, it is terminated and further efforts related to the Settlement Agreement are abandoned;

●        the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;

●        risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;

●        risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;

●        risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

●        risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;

●        risks associated with shareholder dilution resulting from the future sale of additional equity, if required;

Exhibit 99.3    Management’s Discussion & Analysis - Page 2

●        risks associated with the value realized, if any, from the disposition of the assets related to our previous mining project in Venezuela known as the "Brisas Project";

●        risks associated with the abilities of and continued participation by certain employees;

●        risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject; and

●        risks associated with the impact of new diseases, epidemics and pandemics, including the effects and potential effects of the global coronavirus disease 2019 (COVID-19) pandemic.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See disclosure under the heading "Risk Factors" in this Management's Discussion and Analysis for the fiscal year ended December 31, 2019.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of Management's Discussion and Analysis that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the Ontario Securities Commission (the "OSC"), U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on the Company's website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company's filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com and www.sec.gov, respectively. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC industry Guide 7.

Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Currently our primary business activities at this time are the collection of the remaining amounts owed to us by Venezuela and, to the extent possible, the advancement of the Siembra Minera Project (as more fully discussed herein).

Venezuela's political, economic and social conditions

Venezuela continues to experience substantial social, political and economic turmoil. The country's overall infrastructure, social services network and economy have generally collapsed. Further, certain non-Venezuelan countries (including the United States) currently recognize a presidency and government with respect to Juan Guaidó instead of Nicolás Maduro, resulting in a "dual" government. In addition, on March 26, 2020, the U.S. Government indicted Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking. These conditions, which persist as of the date of this Management's Discussion and Analysis are expected to continue in the foreseeable future, adversely impact our ability to collect the remaining amount owed to us by Venezuela pursuant to the Settlement Agreement and/or Award and restrict our ability to develop certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising what is known as the Siembra Minera project (the "Siembra Minera Project").

Exhibit 99.3    Management’s Discussion & Analysis - Page 3

U.S. and Canadian Sanctions

The Sanctions, in aggregate, essentially prevent any dealings with the Venezuelan government, state-owned or controlled entities and prohibit the Company and its directors, management and employees from dealing with certain Venezuelan individuals or entering into certain transactions. The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement and those responsible for the operation of Siembra Minera and the development of the Siembra Minera Project which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela and, until Sanctions are lifted, obstructs our ability to develop the Siembra Minera Project as originally planned.

Empresa Mixta Ecosocialista Siembra Minera, S.A.

In October 2016 Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera") was established, which is beneficially owned 55% by a Venezuelan government-controlled corporation, and 45% by Gold Reserve (See "Properties– Siembra Minera Project"). Siembra Minera holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project and is, among other things, authorized to carry on its business via existing or pending Presidential Decrees and Ministerial resolutions.

In March 2018, the Company announced the completion of a preliminary economic assessment (the "PEA") for the Siembra Minera Project in accordance with NI 43-101which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates.

Siembra Minera has no operations at this time. As a result, the Company has directly incurred the costs associated with the Siembra Minera Project outside of Siembra Minera. The cumulative expenditures incurred by the Company through December 31, 2019, totaled approximately $19.5 million.

The Sanctions obstruct our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our ability to develop the Siembra Minera Project will continue to be limited. Further, it is unclear to management if a new Venezuelan administration in the future will respect the agreements of the prior administration.

Management's recent activities have focused on:

Collections Pursuant to the Settlement Agreement

On a cumulative basis, the Company has received approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $886 million (including interest of approximately $108 million) as of the date of this Management's Discussion and Analysis.

Distribution to Shareholders

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). Full details of the Return of Capital are described in the Company's management proxy circular dated April 30, 2019 and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company's website at www.goldreserveinc.com. (See "Distribution of Funds to Shareholders and Intention to Distribute Funds Received in Connection with the Award in the Future").

Siembra Minera Project

The Company continued a number of social programs to improve the health care in the Siembra Minera Project area including addressing the malaria problem with medicine and preventive measures as well as concluded an approximately $6 million works program to build or rehabilitate existing facilities at the four largest schools, a church and recreational and sport facilities, established a facility to house a radio station at one school and generate preliminary engineering assessments for potential future upgrades to the local communities' water supply and sewage system infrastructure. In March 2018, the Company published the results of the PEA which is available to the public at www.sedar.com and www.sec.gov, as well as, the Company's website at www.goldreserveinc.com (See "Exploration Prospects- Siembra Minera Project").

Exhibit 99.3    Management’s Discussion & Analysis - Page 4

EXPLORATION PROSPECTS

Siembra Minera Project

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela (the "Mixed Company Formation Document") to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve. Although Venezuela is not current with its obligations outlined in the Settlement Agreement, the parties retain their respective interests in Siembra Minera.

Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. The mineral rights held by Siembra Minera have a 20-year term with two 10-year extensions.

Gold Reserve, under a yet to be completed Technical Services Agreement, would provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations. Venezuela is obligated to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the tax and fiscal incentives contemplated in the Mixed Company Formation Document and is obligated to indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project.

There are significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project, as provided in the Mixed Company Formation Document, some of which are still pending completion. A number of these pending authorizations are critical to the financing and future operation of the Siembra Minera Project.

Venezuela agreed to certain Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazette No. 40.855), that will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government ("Mixed Companies") operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the Mixed Companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities.

Siembra Minera is obligated to pay to the government a special advantage of 3% of gross sales and a net smelter return royalty ("NSR") on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years. The parties also agreed to participate in the price of gold in accordance with a formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0% - 45.0% and 60.5% - 39.5%, respectively.

Venezuela is obligated to advance $110.2 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities, but has not yet taken steps to provide such funding and Siembra Minera is obligated, with Venezuela's support, to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which are estimated to be in excess of $2 billion. To date no verifiable financing alternatives have been identified.

Exhibit 99.3    Management’s Discussion & Analysis - Page 5

The Mixed Company Formation Documents provide for Siembra Minera, pursuant to Presidential Decrees or other authorizations, to be subject to an income tax rate of 14% for years one to five, 19% for years six to ten, 24% for years eleven to fifteen, 29% for years sixteen to twenty and 34% thereafter; to be authorized to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds; to hold funds associated with future capital cost financings and sale of gold, copper and silver offshore in U.S. dollar accounts with dividend and profit distributions, if any, paid directly to Siembra Minera shareholders; to convert all funds into local currency at the same exchange rate offered by Venezuela to other similar entities, as required to pay Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project. As of the date of this Management's Discussion and Analysis, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise.

Siembra Minera Project Completed Activities

The Company's development activities included the following, much of which were completed prior to 2019, published the results of the PEA in accordance with NI 43-101; completed the preliminary design and engineering on the small scale Phase I oxide saprolite process plant and the Phase 2 larger hard rock process plant; completed the preliminary design work for a Phase 1 and Phase 2 Tailings Dam design; completed and obtained approval of a Venezuelan Environmental Impact Statement; subsequently received the environmental permit to affect the Area for the early works (the "Permit to Affect"); collected and transported a surface saprolite material sample to the U.S. for future metallurgical testing; validated, with the assistance of Empresa Nacional Forestal (a state owned company affiliated with the Ministry of Environment), the forest inventory for the Siembra Minera Project area; assisted with the preparation of budgets for Siembra Minera according to parameters set forth by the Venezuelan budgeting agency; obtained, the "Initiation Act", pursuant to the Permit to Affect, allowing Siembra Minera to initiate the authorized preliminary/early works on the Siembra Minera Project; completed in March 2019 the Environmental Supervision Plan for the permitted (early or preliminary) works; hosted two community events for the granting of the Environmental Permit and the granting of the Initiation Act; worked with Mission Piar (Small Miner Program affiliated with the Ministry of Mines) to complete an initial survey and census of small miners located in the Siembra Minera Project area, which included cataloging identities, locations, infrastructure, and health status; completed a feasibility study for a rock quarry in March 2019 as part of the opening of the quarry needed for the "early works" and during both Phases I and II of the Siembra Minera Project; and assisted small miner alliances, with the support of the Ministry of Mines, to obtain mining rights to property north of the Siembra Minera Project – with the purpose of relocating small miners from the Siembra Minera Project area.

Siembra Minera has no operations at this time. As a result, the Company has directly incurred the costs associated with the Siembra Minera Project outside of Siembra Minera. The cumulative expenditures incurred by the Company through December 31, 2019, totaled approximately $19.5 million.

Siembra Minera Project Development

With the previous issuance of the Permit to Affect and the Initiation Act we have considered initial plans for various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and initial construction activities. We have evaluated initial proposals for a drilling program in support of the overall project development activities, water management wells, and test areas where additional resource potential is evident. Various geotechnical studies as well as environmental and social studies to augment and update previous work on the property have been considered which could support the generation of a pre-feasibility study for the small and large plant and generate Environmental & Social Impact Assessments ("ESIA") for the support of the various operating and environmental permits that will be required for the Siembra Minera Project. In addition, the social programs in the area (as described above) are expected to continue. The next phase of the Siembra Minera Project's development is envisioned to include detail design work for the small cyanidation plant and related facilities along with the metallurgical testing to support the metallurgical process used in the plant.

The Sanctions severely obstruct our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our activities in Venezuela will be limited. It is unclear to management if any new Venezuelan administration in the future will respect the agreements of the prior administration.

Exhibit 99.3    Management’s Discussion & Analysis - Page 6

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "LMS Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains an NSR with respect to (i) "Precious Metals" produced and recovered from the LMS Property equal to 3% of "Net Smelter Returns" on such metals (the "Precious Metals Royalty") and (ii) "Base Metals" produced and recovered from the LMS Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSR to Bronco Creek Exploration, Inc. The LMS Property remains at an early stage of exploration.

ARBITRAL AWARD, SETTLEMENT AGREEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us the Award totaling $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

The terms of the Settlement Agreement also included the Company's agreement to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela's agreement to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

All Settlement Agreement payments made by Venezuela, excluding the Venezuelan government bonds transferred to the Company in August 2018, were initially deposited into the Trust Account with Bandes Bank. Pursuant to the terms of a trust agreement in respect of the Trust Account (the "Trust Agreement"), the Company has the right to direct the transfer of the funds to its bank accounts outside of Venezuela. With the designation of Bandes Bank as an SDN in March 2019, the Company treated the Trust Account as blocked property and as a result, the Company, in December 2018, recorded an impairment loss of $21.5 million, representing the balance of the funds remaining in the Trust Account. The Trust Account and the funds therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property.

As of the date of this Management's Discussion and Analysis, the Company has received approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals approximately $886 million (including interest of approximately $108 million) as of the date of this Management's Discussion and Analysis.

The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company. As of the date of this Management's Discussion and Analysis, the collateral has not yet been provided to the escrow agent and it is unclear if and when Venezuela will comply with this particular obligation of the Settlement Agreement.

Exhibit 99.3    Management’s Discussion & Analysis - Page 7

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of certain proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of Proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interest thereon (the "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company's 45% interest in Siembra Minera represents "Proceeds" for purposes of the CVRs and as such it believes the CVR holders are entitled to the value of 5.466% of that interest. For a variety of reasons, the Board does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. This matter has not been resolved as of the date of this Management's Discussion and Analysis and it is not possible at this time to determine its outcome.

In September 2019 management reduced its original estimate of the income tax due on previous amounts received from Venezuela. The effect of this revision was to increase the net proceeds from the sale of the Mining Data subject to the CVRs and as a result, the Company recorded an increase in its obligation to the CVR holders by approximately $0.3 million. As of December 31, 2019, the total cumulative estimated obligation due pursuant to the terms of the CVRs from the sale of the Mining Data and collection of the Award was approximately $10 million, which has been fully distributed to CVR holders.

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after-tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan.

 In September 2019 the Company recorded an increase in its obligation to the Bonus Plan participants by approximately $0.3 million as a result of the change to its original estimate of the income tax due on previous amounts received from Venezuela as discussed above. As of December 31, 2019, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, which has been fully distributed to Bonus Plan participants.

Distribution of Funds to Shareholders and Intention to Distribute Funds Received in Connection with the Award in the Future.

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. Full details of the Return of Capital are described in the Company's management proxy circular dated April 30, 2019 and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company's website at www.goldreserveinc.com.

Exhibit 99.3    Management’s Discussion & Analysis - Page 8

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

FINANCIAL OVERVIEW

Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations and the Return of Capital. Recent operating results and overall financial position and liquidity are impacted by Venezuela's failure to honor its payment obligations under the Settlement Agreement in a timely manner, ongoing expenses associated with activities related to the Siembra Minera Project, obligations associated with collections under the Settlement Agreement, Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing.

As discussed elsewhere in this Management's Discussion and Analysis, the Sanctions have and will continue to adversely impact our ability to collect the remaining amounts due associated with the Settlement Agreement and/or Award and, until Sanctions are lifted, obstruct our ability to develop the Siembra Minera Project as originally planned.

Overall, we experienced a net decrease in cash and cash equivalents for the year ended December 31, 2019 of approximately $85.8 million compared to an increase of approximately $10.0 million for the same period in 2018. The net decrease in 2019 was primarily due to the Return of Capital, as more fully described in the "Financing Activities" section below and cash used in operations as more fully described in the "Operating Activities" section below. In 2018, the net increase was primarily due to receipt of a payment under the Settlement Agreement partially offset by cash used in operations. Net loss for the year ended December 31, 2019 was $13.1 million compared to net income of $41.9 million for the year ended 2018. The decrease in income was primarily because the Company did not receive any payments pursuant to the terms of the Settlement Agreement in 2019.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and more recently, proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, the timing and amount of distributions made to shareholders, if any, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Exhibit 99.3    Management’s Discussion & Analysis - Page 9

SELECTED ANNUAL INFORMATION (1)

	$ $	2019	$ $	2018	$ $	2017
Income (loss)		$1,599,749		$51,569,175		$170,697,928
Expenses		$(19,094,554)		$(19,680,922)		$(46,113,878)
Income tax (expense) benefit		$4,347,907		$9,970,117		$(35,073,174)
Net income (loss) (2)		$(13,146,898)		$41,858,370		$89,510,876
Basic and diluted per share		$(0.13)		$0.42		$0.96
Total assets		$80,268,951		$168,653,346		$150,700,534
Total non-current financial liabilities		$169,911		$-		$18,402,483
Distributions or cash dividends declared per share		$0.76		$-		$-

(1)   The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

              Factors that have caused period to period variations are more fully discussed below under the headings "Liquidity and Capital Resources", "Results of Operations" and "Changes in Accounting Policies Including Initial Adoption".

Liquidity and Capital Resources

At December 31, 2019, we had cash and cash equivalents of approximately $61.8 which represents a decrease from December 31, 2018 of approximately $85.8 million. The net decrease was primarily due to the Return of Capital and by cash used for operating activities. The activities that resulted in the net change in cash are more fully described in the "Operating Activities," "Investing Activities" and "Financing Activities" sections below.

	2019	Change	2018
Cash and cash equivalents	$61,822,137	$(85,824,216)	$147,646,353

As of December 31, 2019, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $62.0 million, equipment with a carrying value of approximately $6.5 million (See Note 6 to the consolidated financial statements), income tax receivable of approximately $10.8 million and short-term financial obligations consisting of accounts payable,  accrued expenses, contingent value rights and lease liability of approximately $0.8 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of the remaining balance of the amounts due pursuant to the Settlement Agreement and/or Award. Although we believe, subsequent to the Return of Capital, that we have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. As discussed elsewhere in this Management's Discussion and Analysis, the Sanctions have and will continue to adversely impact our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela and, until Sanctions are lifted, significantly obstruct our ability to develop the Siembra Minera Project as originally planned.

Operating Activities

Cash flow used in operating activities for the years ended December 31, 2019 and 2018 was approximately $10.3 million and $64.2 million, respectively. Cash flow used in operating activities consists of net income (loss) (the components of which are more fully discussed below) adjusted for losses on marketable securities, non-cash expense items primarily related to stock option compensation and depreciation as well as certain non-cash changes in working capital.

Exhibit 99.3    Management’s Discussion & Analysis - Page 10

              Cash flow used in operating activities during the year ended December 31, 2019 decreased from the prior comparable period primarily due to a decrease in cash paid for income taxes, general and administrative costs and other expenses related to obligations resulting from the receipt of payments pursuant to the Settlement Agreement and an increase in interest income.

Investing Activities

	2019	Change	2018
Proceeds from disposition of marketable securities	$-	(74,311,349)	$74,311,349
Purchase of property, plant and equipment	(10,010)	79,669	(89,679)
	$(10,010)	$(74,231,680)	$74,221,670

Cash flow from investing activities decreased during the year ended December 31, 2019 due to a reduction in proceeds from disposition of marketable securities and a decrease in purchases of property, plant and equipment. In 2018, the Company received Venezuelan government bonds with a market value, at the time of the agreement, of approximately $88.5 million as payment under the Settlement Agreement. The bonds were subsequently sold for approximately $74.3 million and the Company realized a $14.2 million loss on the sale during the year ended December 31, 2018. As of December 31, 2019, the Company held approximately $5.6 million of Brisas Project related equipment intended for future sale or use (See Note 6 to the audited consolidated financial statements).

Financing Activities

	2019	Change	2018
Return of Capital	$75,540,237	$75,540,237	$-

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares pursuant to a Return of Capital. The Return of Capital was completed pursuant to a plan of arrangement under the ABCA and required approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. Full details of the Return of Capital are described in the Company's management proxy circular dated April 30, 2019 and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company's website at www.goldreserveinc.com.

Contractual Obligations

We had no material contractual obligation payments as of December 31, 2019. As described in Note 3 to the December 31, 2019 consolidated financial statements, the Company would be obligated to make payments under the Bonus Plan and CVRs in the event of receipt of additional payments from Venezuela under the Settlement Agreement.

Exhibit 99.3    Management’s Discussion & Analysis - Page 11

Results of Operations

Summary

Consolidated income, expenses, net income before tax and net income for the years ended December 31, 2019 and 2018 were as follows:

	2019	Change	2018
Income	$1,599,749	$(49,969,426)	$51,569,175
Expenses	(19,094,554)	586,368	(19,680,922)
Net income (loss) before tax	$(17,494,805)	$(49,383,058)	$31,888,253
Net income (loss)	$(13,146,898)	$(55,005,268)	$41,858,370

Income (Loss)

	2019		Change	2018

Gain on sale of mining data	$-		$(52,500,000)	$52,500,000
Arbitration award	-		(36,000,000)	36,000,000
Interest income	1,290,565		965,382	325,183
Loss on impairment of trust account	-		21,456,881	(21,456,881)
Loss on marketable debt securities	-		14,188,651	(14,188,651)
Gain (loss) on marketable equity securities	(109,693)		(158,098)	48,405
Foreign currency gain (loss)	418,877		2,077,758	(1,658,881)
	$1,599,749	$	$ (49,969,426)	$51,569,175

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period and subject to payments made pursuant to the Settlement Agreement, if any. The decrease in income was primarily because the Company did not receive any payments pursuant to the terms of the Settlement Agreement in 2019 partially offset by decreases in loss on marketable securities and impairment of trust account and increases in interest income and foreign currency gain.

Expenses

	2019	Change	2018

Corporate general and administrative	$5,306,335	$(2,162,218)	$7,468,553
Contingent value rights	262,549	(4,536,565)	4,799,114
Siembra Minera Project costs	5,190,833	65,018	5,125,815
Write-down of property, plant and equipment	6,067,967	6,067,967	-
Exploration costs	36,078	8,098	27,980
Legal and accounting	1,386,898	246,462	1,140,436
Arbitration and settlement	406,337	188,363	217,974
Equipment holding costs	437,557	(463,493)	901,050
Total expenses for the period	$19,094,554	$(586,368)	$19,680,922

Exhibit 99.3    Management’s Discussion & Analysis - Page 12

Corporate general and administrative and CVR-related expenses for the year ended December 31, 2019 decreased from the comparable period in 2018 primarily due to a decrease related to receipt of payments under the Settlement Agreement. In 2019, we recorded impairment write-downs of property, plant and equipment of $6.1 million based on review of the price range of similar assets that were available for sale. Legal and accounting expenses increased from the prior comparable period primarily as a result of professional fees associated with the Return of Capital. Arbitration and settlement expense increased generally as a result of counsel's evaluation of various issues associated with the current status of the Settlement Agreement and the Siembra Minera Project. The decrease in equipment holding costs was due to the cost of relocation of certain equipment in 2018. Overall, total expenses for the year ended December 31, 2019 decreased by approximately $0.6 million from the comparable period in 2018.

SUMMARY OF QUARTERLY RESULTS (1)

Quarter ended	12/31/19	9/30/19	6/30/19	3/31/19	12/31/18	9/30/18	6/30/18	3/31/18
Income (loss)	$212,194	$(67,176)	$647,953	$806,778	$(33,559,907)	$(3,023,589)	$88,121,074	$31,597
Net income (loss)
before tax	(8,306,237)	(2,709,601)	(3,718,609)	(2,760,358)	(36,090,031)	(8,604,190)	79,049,035	(2,466,561)
Per share	(0.08)	(0.03)	(0.04)	(0.03)	(0.36)	(0.09)	0.80	(0.02)
Fully diluted	(0.08)	(0.03)	(0.04)	(0.03)	(0.36)	(0.09)	0.79	(0.02)
Net income (loss)	(8,306,237)	1,638,306	(3,718,609)	(2,760,358)	(25,921,698)	3,720,859	67,125,060	(3,065,851)
Per share	(0.08)	0.02	(0.04)	(0.03)	(0.26)	0.04	0.67	(0.03)
Fully diluted	(0.08)	0.02	(0.04)	(0.03)	(0.26)	0.04	0.67	(0.03)

(1)   The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In 2019, income (loss) primarily consisted of interest and foreign currency gain (loss) as the Company did not receive any additional payments related to the Settlement Agreement.

In the fourth quarter of 2019, net loss increased as a result of a write-down of property, plant and equipment. In the third quarter of 2019, net income increased primarily as a result of a change in estimated income tax. In the first and second quarters of 2019, the Company recorded net losses primarily because the Company did not have any receipts from the Settlement Agreement.

In the third and fourth quarters of 2018, income declined primarily due to a decrease in receipts associated with the Settlement Agreement, losses on marketable debt securities and a loss on the impairment of funds held in the Trust Account. In the second quarter of 2018, income increased as a result of gain on sale of Mining Data and receipts from the arbitration award. In the first quarter of 2018, income increased as a result of a decrease in foreign currency loss.

In the fourth quarter of 2018 the Company recorded a net loss primarily as a result of losses on marketable debt securities and loss on impairment of funds held in trust partially offset by an increase in tax benefit (See Note 10 to the audited consolidated financial statements). In the third quarter of 2018, the Company recorded net income primarily as a result of the recognition of certain tax benefits associated with the sale of the Mining Data. In the second quarter of 2018, net income increased as a result of gain on sale of Mining Data and the collection of the arbitration award. In the first quarter of 2018, the Company recorded net losses primarily because the Company did not have any receipts from the sale of its Mining Data or from the arbitration award.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

During the years ended December 31, 2019 and 2018, there were no transactions with related parties.

Exhibit 99.3    Management’s Discussion & Analysis - Page 13

Internal Control over Financial Reporting (ICFR)

Management is responsible for establishing and maintaining internal controls over financial reporting. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

 During the fiscal year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act).

Disclosure Controls and Procedures (DC&P)

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

•        assessments of the recoverability of the Brisas Project related equipment and the estimated fair value determined in connection with impairment testing;

•        use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation; and

•        preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions.

The amounts reported based on accounting estimates could vary in the future.

Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

Risk Factors

Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this MD&A and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities. The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Exhibit 99.3    Management’s Discussion & Analysis - Page 14

Risks Related to Collection of Award and Sale of Mining Data

Failure to collect amounts payable pursuant to the Settlement Agreement could materially adversely affect the Company.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our Mining Data. Under the terms of the Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion to be paid in monthly installments ending on or before June 15, 2019. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals approximately $886 million (including interest of approximately $108 million).

Given the current political, economic and social conditions in Venezuela as well as Sanctions, there can be no assurances that we will receive future payments contemplated by the Settlement Agreement or, if any such payments are made, that we will be successful in transferring such funds to our bank account. In the event we do not receive future payments contemplated by the Settlement Agreement, we may also be forced to renew the lengthy enforcement and collection process which could materially adversely affect, among other things, our ability to make payments pursuant to the CVRs, Bonus Plan, distribute funds to our shareholders or otherwise maintain sufficient liquidity to operate as a going concern.

Termination of the Settlement Agreement as a result of Venezuela's failure to make the contemplated payments thereunder could materially adversely affect the Company.

In conjunction with entry into the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela agreed to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Notwithstanding Venezuela having waived its right to appeal, future enforcement and collection of the Award is expected to be a lengthy process and will be ongoing for the foreseeable future if we are not able to collect the amounts due us as contemplated in the Settlement Agreement and/or the Award. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award if the Settlement Agreement is abandoned would materially adversely affect our ability to maintain sufficient liquidity to operate as a going concern.

Sanctions currently imposed on Venezuela by the U.S. and Canada, and any further Sanctions that may be imposed in the future, could materially adversely affect the Company.

As described above under the risk factor entitled "Failure to collect amounts payable pursuant to the Settlement Agreement could materially adversely affect the Company," the U.S. and Canadian governments have imposed Sanctions targeting the Venezuelan government, certain Venezuelan individuals and Siembra Minera as a result of the Venezuelan government's 55% ownership (See "U.S. and Canadian Sanctions"). Failure to comply with these Sanctions could result in civil or, in some cases, criminal consequences for the Company and/or our officers and directors. Compliance with the current Sanctions, as well as any future Sanctions that may be imposed by the U.S. or Canada, may further restrict our ability to consummate the transactions contemplated by the Settlement Agreement or the mixed company arrangements related to the Siembra Minera Project, including:

•        an inability to receive, process or use the payments (in whatever form received by us) contemplated by the Settlement Agreement, or to transfer such payments to our bank outside of Venezuela;

•        an inability to obtain all or part of financing sufficient to cover the anticipated capital or operating costs of the Siembra Minera Project on favorable terms, or at all; and

•        an inability to obtain operating permits, enter into transactions or otherwise meet our obligations with respect to the operation of the Siembra Minera Project pursuant to the mixed company agreement.

Exhibit 99.3    Management’s Discussion & Analysis - Page 15

The occurrence of any of the foregoing or others could result in the inability for the Settlement Agreement or mixed company arrangements to be performed in their current form and/or could have a material adverse effect on the Company, including our ability to own our interest in Siembra Minera or operate it or maintain sufficient liquidity to operate it as a going concern.

We have no commercial operations and may be unable to continue as a going concern.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the receipt of amounts due to us pursuant to the Settlement Agreement or collection of the Award in the relevant legal jurisdictions. Although we believe, subsequent to the Return of Capital, that we will have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. As discussed elsewhere in this Management's Discussion and Analysis, Sanctions have and are expected to continue to adversely impact our ability to receive payments from Venezuela pursuant to the Settlement Agreement and our ability to proceed with the development of the Siembra Minera Project.

Our reliance on the receipt of the payments contemplated by the Settlement Agreement or the collection of the Award for our operating needs is expected to continue into the foreseeable future unless and until we are able to develop the Siembra Minera Project or an alternative project and achieve commercial production. If the Settlement Agreement were to be abandoned due to lack of payment by Venezuela, our longer-term funding requirements may be adversely impacted. Unforeseen financial market conditions, industry conditions or other unknown or unpredictable conditions may exist in the future and, as a result, there can be no assurance that alternative funding would be available or, if available, offered on acceptable terms.

Risks Related to the Class A Shares

The price and liquidity of the Class A Shares may be volatile.

The market price of the Class A Shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•        we do not have an active market for the Class A Shares and large sell or buy transactions may affect the market price;

•        developments in our efforts to conclude the transactions contemplated by the Settlement Agreement;

•        economic and political developments in Venezuela including the impact of Sanctions on our ability to consummate the transactions contemplated by the Settlement Agreement or the terms of the mixed company arrangement related to the development of the Siembra Minera Project;

•        our operating performance and financial condition;

•        our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;

•        the public's reaction to announcements or filings by us or other companies;

•        the public's reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;

•        the price of gold, copper and silver;

•        the addition to or changes to existing personnel; and

•        general global economic conditions, including, without limitation, interest rates, general levels of economic activity, fluctuations in market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, public health crisis (such as the recent global outbreak of COVID-19).

The effect of these and other factors on the market price of the Class A Shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

Exhibit 99.3    Management’s Discussion & Analysis - Page 16

We may issue additional Class A Shares, debt instruments convertible into Class A Shares or other equity-based instruments to fund future operations.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of the Class A Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

The Company's current or future plans to declare cash dividends or make distributions to shareholders are subject to inherent risks.

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares pursuant to a Return of Capital. The Return of Capital was completed pursuant to a plan of arrangement under the ABCA and required approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. We may declare cash dividends or make distributions in the future only if our earnings and capital are sufficient to justify the payment of such dividends or distributions.

Risks Related to the Business

Any development activities on the Siembra Minera Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

In March 2018, the Company published the results of the PEA. The conclusions of management and its qualified consultants referred to in the PEA may not be realized in the future. Even if the required financing is obtained, substantial effort and financing would be required to commence work on any Siembra Minera Project. We can provide no assurances that the Siembra Minera Project or its development would be determined feasible.

Our potential future operations related to the Siembra Minera Project will be concentrated in Venezuela and will be subject to inherent local risks.

Our potential future operations related to the Siembra Minera Project will be located in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks specific to its location, including:

•        the effects of local political, labor and economic developments, instability and unrest;

•        the existence of "dual" governments in Venezuela as a result of certain non-Venezuelan countries (including the United States) recognizing a presidency and government with respect to Juan Guaidó instead of Nicolás Maduro (and vice versa), including associated challenges as to governing and decision-making authority related thereto;

•        the U.S. Government's recent indictment of Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking;

•        changes in the government of Venezuela and among its officeholders;

•        significant or abrupt changes in the applicable regulatory or legal climate;

•        currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;

•        international response to Venezuelan domestic and international politics and policies, including the threat of military intervention and armed conflict;

•        limitations on mineral exports;

•        invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;

•        exchange controls and export or sale restrictions;

•        currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;

•        competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;

•        laws or policies of foreign countries and Canada affecting trade, investment and taxation;

Exhibit 99.3    Management’s Discussion & Analysis - Page 17

•        civil unrest, military actions and crime;

•        corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;

•        new or changes in regulations related to mining, environmental and social issues; and

•        the willingness of future governments in Venezuela to uphold and abide by agreements and commitments made by previous governments.

New diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic may adversely impact the Company's current and future operations.

In December 2019, a strain of coronavirus known as COVID-19 appeared in China, and has since spread around the world, resulting in widespread business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization in March 2020. The effectiveness and timing of mitigation measures by governments, medical and private sector participants is unclear at this time. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage activities related to the Settlement Agreement, operation of Siembra Minera, development of the Siembra Minera Project and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Siembra Minera Project, could have a material adverse effect on our future operations.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Siembra Minera Project and the LMS Gold Project. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Siembra Minera Project and the LMS Gold Project. Any one or more of these factors or occurrences of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. taxpayers should be aware that we have determined that we were a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the U.S. Internal Revenue Code (the "Code") for the taxable year ended December 31, 2019.  We have not made, and do not expect to make, a determination as to whether any of our subsidiaries were PFICs as to any of our shareholders for the taxable year ended December 31, 2019. The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we and any of our subsidiaries will be a PFIC for any taxable year generally depends on our assets and income and those of our subsidiaries' over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Management's Discussion and Analysis.  Accordingly, there can be no assurance that we and any of our subsidiaries will not be a PFIC for any taxable year.

Exhibit 99.3    Management’s Discussion & Analysis - Page 18

For taxable years in which we are a PFIC, subject to the discussion below, any gain recognized on the sale of our Class A common shares and any "excess distributions" (as specifically defined by the Code) paid on our Class A common shares must be ratably allocated to each day in a U.S. taxpayer's holding period for the Class A common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Class A common shares during which we were a PFIC generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a timely and effective "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of our "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  For a U.S. taxpayer to make a QEF election, we must agree to supply annually to the U.S. taxpayer the "PFIC Annual Information Statement" and permit the U.S. taxpayer access to certain information in the event of an audit by the IRS.  We will prepare and make the statement available to U.S. taxpayers, and will permit access to the information.  As a possible second alternative, a U.S. taxpayer may make a "mark-to-market election" with respect to a taxable year in which we are a PFIC and the Class A common shares are "marketable stock" (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A common shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in such Class A common shares.

There are material tax risks associated with holding and selling or otherwise disposing of Class A Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Class A Shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Adopted in the year

In February 2016, the FASB issued ASU 2016-02, Leases. This update increased the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted this standard as of January 1, 2019 using the modified retrospective approach and recorded a lease liability and corresponding right of use asset of approximately $0.3 million for the operating lease for its corporate office.

Exhibit 99.3    Management’s Discussion & Analysis - Page 19

Changes to the Company's accounting policy as a result of the adoption are as follows: Operating lease right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. When the rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The ROU assets include any lease payments made and lease incentives received prior to the commencement date. Operating lease ROU assets also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A Shares

We are authorized to issue an unlimited number of Class A Shares without par value of which 99,395,048 Class A Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of Shareholders with each Class A Share held entitling the holder to one vote on any resolution to be passed at such Shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon our liquidation, dissolution or winding up to receive our remaining assets available for distribution to shareholders.

Preferred Shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares (the "Preferred Shares"); and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no Preferred shares issued or outstanding as of the date hereof.

Share Purchase Options

We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options on up to 8.75 million Class A Shares. As of December 31, 2019, 2,073,435 of those options had been exercised and there were 4,369,565 options outstanding and 2,307,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Stock options exercisable for common shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
June 9, 2021	$ 1.92	444,922
July 25, 2024	$ 4.02	250,000
June 29, 2025	$ 3.91	180,000
February 16, 2027	$ 3.15	3,369,643
May 1, 2027	$ 2.69	125,000
Total Class A Shares issuable pursuant to stock options		4,369,565

Capital Structure

The following summarizes our share capital structure as of the date hereof:

Class A Shares outstanding	99,395,048
Shares issuable pursuant to the 2012 Equity Incentive Plan	4,369,565
Total shares outstanding, fully diluted	103,764,613

Exhibit 99.3    Management’s Discussion & Analysis - Page 20

Additional Information

Additional information relating to our Company, including our Company's Annual Information Form, is on SEDAR at www.sedar.com.

Exhibit 99.3    Management’s Discussion & Analysis - Page 21